UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL








Date of Request: April 17, 2004

                              AA Consulting, Inc.,
                              --------------------
             (Exact name of registrant as specified in its charter)

Nevada                                   8742                        45-0462006
------                                   ----                        ----------
(State or other jurisdiction   (Primary Standard Industrial    (I.R.S. Employer
of incorporation or             Classification Code Number)  Identification No.)
organization)

208 5th Ave. NW, Mandan, North Dakota                                     58554
-------------------------------------                                     -----
(Address of registrant's principal executive offices)                (Zip Code)

                                 (701) 663-1181
                                 --------------
               (Registrant's Telephone Number,Including Area Code)

Securities Act registration statement file number to which this form relates:
333-73734

ITEM 1. WITHDRAWAL OF REGISTRATION STATEMENT.
---------------------------------------------

On November 20, 2001, AA Consulting, Inc., a Nevada corporation, filed a Registration Statement on Form SB-2, File No. 333-73734, with the Securities and Exchange Commission. The Board of Directors of AA Consulting, Inc., have determined that it is the best interests of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-73734. None of the shares being offered pursuant to the registration statement have been offered or sold.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Mandan in North Dakota, on April 17, 2004.

                                            AA Consulting, Inc.,
                                            a Nevada corporation


                                            By:      /s/  Karen M. Wolff
                                                     --------------------------
                                                     Karen M. Wolff
                                            Its:     President